UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Coca-Cola FEMSA announces Chief Financial Officer succession plan

Mexico City, Mexico, November 1, 2018 – Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA”, “KOF” or “the Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announced today that Hector Treviño Gutierrez, has decided to retire effective December 31st, 2018, after serving as Chief Financial Officer of KOF for more than 25 years and with an overall career in FEMSA of more than 37 years.

The Board of Directors of the Company has elected Constantino Spas to serve as Chief Financial Officer for Coca-Cola FEMSA, effective January 1st, 2019.

Constantino joined the Company on January 1st, 2018 as Strategic Planning Officer. He has more than 25 years of experience in the food and beverage sector, with a demonstrated track record in companies such as Grupo Mavesa and Empresas Polar in Venezuela; Kraft Foods, SAB Miller in Latin America, and Bacardi, where he served as VP Managing Director for Mexico and then for Latin America and the Caribbean.

Constantino will work alongside Hector to ensure an orderly and seamless transition of CFO duties.

“Hector Treviño, was appointed CFO in 1993, year of KOF’s Initial Public Offering and listing in the Mexican Stock Exchange and in the New York Stock Exchange; and since then, Hector, has deeply contributed to the evolution and value creation of the business, playing a fundamental role in driving profitable growth throughout the years. His work ethic and financial discipline are a legacy that will continue to be a part of our core values for many years to come.” said John Santa Maria Otazua, Chief Executive Officer of the Company, and added: “Constantino is an experienced officer with proven results across different beverage categories; his strategic focus and talent make him an excellent successor to Hector.”

About the Company

Stock listing information: Mexican Stock Exchange, Ticker: KOFL | NYSE (ADR), Ticker: KOF | Ratio of KOF L to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. is the largest franchise bottler in the world by sales volume. The company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 169 brands to more than 396 million consumers daily. With over 100 thousand employees, the company markets and sells approximately 4 billion unit cases through 2.8 million points of sale a year. Operating 67 manufacturing plants and 344 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, the Philippines and Venezuela. For further information, please visit www.coca-colafemsa.com

For additional information, please contact the Investor Relations team:

•           Maria Dyla Castro | mariadyla.castro@kof.com.mx

•           Jorge Collazo | jorge.collazo@kof.com.mx

•           Maria Fernanda Garcia | maria.garciacr@kof.com.mx

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: November 1, 2018